Exhibit 11.1

Rentokil Initial plc Group-Wide Dealing Policy

This policy applies to all directors and colleagues of Rentokil Initial plc (the Company) and its subsidiaries. It has been designed to ensure that you do not misuse, or place yourself under suspicion of misusing, information about the Group which you have, could be price sensitive for the Company’s securities (which includes, amongst other things, its stocks and shares) and is not public.

1.You must not deal in any securities of the Group if you are in possession of inside information or material non-public information about the Group. You must also not recommend or encourage someone else to deal in the Group’s securities at that time – even if you will not profit from such dealing.
2.You must not disclose any confidential information about the Group (including any inside information or material non-public information) except where you are required to do so as part of your employment or duties. This means that you should not share the Group’s confidential information with family, friends or business acquaintances.
3.You may, from time to time, be given access to inside information or material non-public information about another group of companies (for example, one of the Group’s customers or suppliers). You must not deal in the securities of that group of companies at those times.
4.The Group also operates a Dealing Code which applies to the Company’s directors and to colleagues who are able to access restricted information about the Group (for example, colleagues who are involved in the preparation of the Group’s financial reports and those working on other sensitive matters). You will be told if you are required to comply with the Dealing Code. Directors and colleagues who are required to comply with the Dealing Code must also comply with this policy.
5.Failure to comply with this policy may result in internal disciplinary action. It may also mean that you have committed a civil and/or criminal offence.
6.If you have any questions about this policy, or if you are not sure whether you can deal in securities at any particular time, please contact the Group General Counsel & Company Secretary’s office. The Company’s Dealing Code can be downloaded from the intranet.

January 2025

Glossary

For the purposes of this policy:

●Deal and dealing covers any type of transaction in a company’s securities, including purchases, sales, the exercise of options, the receipt of shares under share plans, using securities as security for a loan or other obligation and entering into, amending or terminating any agreement in relation to a company’s securities.
●The Group means the Company and its subsidiaries.
●Inside information is any non-public information of a precise nature relating, directly or indirectly, to a business or financial position which, if it were made public, would be likely to have a significant effect on the price of a company’s securities.
●Material non-public information is information about a company that has not been disclosed to the public and that would be important to a reasonable person in determining whether to buy, sell or hold the shares or other securities of the company to which the information relates. Even after disclosure of information has been made, it remains “non- public” until investors have been given a reasonable amount of time to analyse the information (generally at least one full trading day after it has been disclosed by a news release, SEC filing or publicly-accessible conference call).
●Securities are any publicly traded or quoted stocks, shares or debt instruments, and any derivatives or financial instruments linked to any of them. This would include, amongst other things, stocks, shares, depositary receipts, options (including phantom options) and bonds.